Wells Fargo & Company

Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Wells Fargo shareholder since 2017.

To Wells Fargo Shareholders:

I urge shareholders to vote FOR Item 12 at the shareholder meeting.

The proposal asks Wells Fargo to prepare an annual report on its lobbying.

Resolved, the shareholders of Wells Fargo request the preparation of a report, updated annually, disclosing:

1.  Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.  Payments by Wells Fargo used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.  Wells Fargo’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.  Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure.1 Transparency and accountability in corporate spending to influence public policy are in the best interests of Wells Fargo shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to Wells Fargo’s reputation and shareholder value.

Wells Fargo should commit to corporate political responsibility by increasing its transparency by disclosing all of its third-party spending to influence public policy. In this letter, I will show support for this proposal is warranted because:

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1 “Corporate Lobbying Disclosure is Material Investor Information,” As You Sow, March 23, 2024, at: https://www.proxypreview.org/contributor-articles-2024/corporate-lobbying-disclosure-is-material-investor-information.

1.	Reputation is an important component of shareholder value;

2.	Wells Fargo’s current disclosures are inadequate;

3.	Dark money spending through trade associations and social welfare groups presents unknown risks; and

4.	Wells Fargo could easily provide details of its lobbying in an annual report to investors.

1.	Corporate Reputation Is an Important Component of Shareholder Value as Wells Fargo Works to Rebuilds Its Own

•	Wells Fargo’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage. Wells Fargo has admitted facing challenges in rebuilding its reputation in the wake of the cross-selling scandal.[2] According to the 2023 Harris Corporate Reputation Survey, Wells Fargo ranked 88th of the 100 most visible US companies.[3]
•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[4] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[5]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[6]
•	Clearly, corporate reputation has significant impact on shareholder value.

2.	Disclosure Gaps - Wells Fargo Investors Need a Lobbying Report

•	Information on Wells Fargo’s federal and state lobbying spending is difficult to obtain, limited and non-consolidated. Wells Fargo fails to provide to a comprehensive lobbying report where investors can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet, Wells Fargo has a broad lobbying footprint.

Federal Lobbying – Wells Fargo Spends Millions Each Year

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2 “‘Every day is another challenge’: Wells Fargo vice chair of public affairs says the bank is still on its journey to rebuilding trust,” Fortune, Aug. 25, 2023, at: https://finance.yahoo.com/news/every-day-another-challenge-wells-135739211.html.

3 “The 2023 Axios Harris Poll 100 reputation rankings,” Axios, May 23, 2023, at: https://www.axios.com/2023/05/23/corporate-brands-reputation-america.

4 “Link Between Corporate Reputation & Market Value Strengthens: Study,” Provoke Media, March 8, 2018, at: https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study.

5 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

6 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, at: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf

•	Wells Fargo spent over $72.4 million on federal lobbying from 2010 – 2023, and over $16.5 million from 2020 – 2023 alone.

•	Wells Fargo’s recent lobbying to keep junk fees has drawn attention.[7]

•	The Wells Fargo Board has even attracted scrutiny for spending more than half a million dollars in 2017 to hire lobbyists, after it received multiple inquiries from state and federal regulators following the bank’s bogus accounts scandal.[8]

•	Yet Wells Fargo fails to disclose its federal lobbying amounts in an annual lobbying report to shareholders as requested.

State Lobbying – A “Black Hole” for Shareholders

•	State lobbying disclosure has been described as a “Black Hole,” with a new study finding 98% of the S&P 500 fails to disclose state-specific lobbying totals to shareholders.[9]

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites.[10]

•	Wells Fargo’s state-level lobbying spending is likely significant. According to a 2017 study that looked at disclosures from the six states with the most robust reporting requirements, Wells Fargo spent $2,075,923 on state lobbying between 2012 and 2015.[11]

•	In California, where disclosure is mandated, Wells Fargo spent $3,176,483 from 2010 to 2023 on lobbying.[12]

•	Yet Wells Fargo fails to provide any details of its state lobbying expenditures in an annual lobbying report as requested by the proposal.

3.	The Company We Keep: Wells Fargo Does Not Provide Any Dark Money Disclosure

•	Shareholder proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions. Meaning companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.

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7 “From airlines to ticket sellers, companies fight U.S. to keep junk fees,” Washington Post, Nov. 19, 2023, at: https://www.washingtonpost.com/business/2023/11/19/companies-lobbyists-fight-junk-fees/.

8 “Wells Fargo board under fire for heavy spending on lobbyists,” San Francisco Business Times, Nov. 2, 2017, at: https://www.bizjournals.com/austin/bizwomen/news/latest-news/2017/11/wells-fargo-board-under-fire-for-heavy-spending-on.html?page=all,

9 “The Corporate State Lobbying Black Hole,” Sustainable Investments Institute (Si2), Dec. 2023, at: https://www.citizen.org/wp-content/uploads/Corporate_State_Lobbying_Black_Hole_Report_2023.pdf.

10 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513, accessed March 18, 2019.

11 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 30, available at: https://siinstitute.org/reports.html.

12 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1146854&session=2023&view=activity.

•	Undisclosed company payments dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[13] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Trade Association Blind Spot – No Lobbying Payments, Missing Trade Associations

•	Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.8 billion since 1998.[14]

•	Wells Fargo shareholders face a trade association blind spot, as Wells Fargo fails to disclose its trade association payments, nor the individual portions of these payments used for lobbying.

•	Wells Fargo lists memberships 17 trade association, including the American Bankers Association, Bank Policy Institute, Business Roundtable, Consumer Bankers Association, Financial Services Forum, Managed Funds Association, Mortgage Bankers Association, Securities Industry and Financial Markets Association and US Chamber of Commerce, which together spent $127 million on federal lobbying for 2023. Yet shareholders have no way to know how much of this is comprised of Wells Fargo’s payments.

•	And Wells Fargo’s disclosure leaves out memberships in many major trade associations that lobby, including the Clearing House, Digital Chamber of Commerce, Electronic Payments Coalition, Futures Industry Association, International Swaps and Derivatives Association, International Capital Market Association, Loan Syndication and Trading Association, National Association of Affordable Housing Lenders, New England Council, Partnership for New York City, Real Estate Roundtable and Risk Management Association.

Trade Association Lobbying Misalignments Create Reputational Risk.

•	Wells Fargo’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts Wells Fargo’s public position, including on climate change. For example:

o	Wells Fargo publicly supports addressing climate change, yet the Business Roundtable opposed the Inflation Reduction Act and its historic investments in climate action,[15] the Chamber of Commerce reportedly has been a “central actor” in dissuading climate legislation over a two-decade period[16] and the Bank Policy Institute lobbied the Securities and Exchange Commission to weaken proposed climate disclosure rules.[17]

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13 “Business Group Spending on Lobbying in Washington at Least Double What’s Publicly Reported,” The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

14 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

15 “How a top US business lobby promised climate action – but worked to block efforts,” The Guardian, Aug. 19, 2022, at: https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable.

16 “Climate group pushes Big Tech to exit nation’s largest business lobby,” Washington Post, Aug. 2, 2023, at: https://www.washingtonpost.com/politics/2023/08/02/climate-group-pushes-big-tech-exit-nations-largest-business-lobby/.

17 “Banks to SEC: Climate rule poses ‘real-world’ problems,” E&E News, June 28, 2022, at: https://www.eenews.net/articles/banks-to-sec-climate-rule-poses-real-world-problems/.

o	A recent analysis looking at inconsistencies between banks’ public climate commitments and their direct and indirect climate lobbying practices noted Wells Fargo failed to publicly support the Inflation Reduction Act.[18]

o	And while Wells Fargo has opposed voter restrictions,[19] the Chamber lobbied against protecting voting rights.[20]

•	This track record of Wells Fargo’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, shareholders cannot determine whether Wells Fargo is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and shareholders’ objectives and long-term interests.

Social Welfare Groups are “Perfect Entity to Receive a Bribe”

•	Wells Fargo’s disclosure notably leaves out SWGs (501(c)(4) organizations), entities which can engage in lobbying. The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[21] FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[22]

•	Center Forward is a 501(c)(4) which has attracted attention for pushing to weaken bank capital requirements[23] and even running Sunday Night Football ads attacking the Basel III proposal.[24]

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18 “New Benchmark Analysis of U.S. Banks Reveals Inconsistencies Between Climate Goals and Climate Lobbying Practices,” Ceres, Aug. 24, 2023, at: https://www.ceres.org/news-center/press-releases/new-benchmark-analysis-us-banks-reveals-inconsistencies-between-climate.

19 “Wells Fargo Statement on Voter Rights,” Wells Fargo, April 1, 2021, at: https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Statement-on-Voter-Rights/default.aspx.

20 “Watchdog group launches campaign pressuring companies to leave Chamber of Commerce over voting rights,” The Hill, May 20, 2021, at: https://thehill.com/business-a-lobbying/business-a-lobbying/554430-watchdog-group-launches-campaign-to-pressure?rl=1.

21 “FirstEnergy to pay $230M in agreement in Ohio bribery case,” AP News, July 23, 2021, at: https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

22 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens,” The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

23 “The Curious Partner in Big Banks’ Drive to Weaken Capital Rules,” American Prospect, Nov. 29, 2023, at: https://prospect.org/power/2023-11-29-curious-partner-big-banks-capital-rules/.

24 “Another year, another ad attacking capital reform,” Punchbowl News, Jan. 3, 2024, at: https://punchbowl.news/article/the-vault-basel-iii-center-forward/.

•	The American Bankers Association has funded SWGs, establishing the Fund for Economic Growth, a 501(c)(4) whose mission was to “provide another way for bankers and members of the public to participate in the election process and increase influence in Washington.” The Fund for Economic Growth attracted attention after running dark money ads in Pennsylvania in support of Senator Pat Toomey, an opponent a banking reforms.[25]

•	Wells Fargo is a member of the Bay Area Council,[26] California Taxpayers Association[27] and the Future of Privacy Forum,[28] all of which are 501(c)(4) social welfare groups. What other social welfare memberships are Wells Fargo failing to disclose?

•	Shareholders have no way to know how much Wells Fargo gives to Bay Area Council, California Taxpayers Association and Future of Privacy Forum, or if Wells Fargo is donating directly to dark money SWGs like the Fund for Economic Growth or Center Forward, because Wells Fargo fails to provide disclosure of its contributions to social welfare groups to shareholders in an annual lobbying report.

Wells Fargo’s Controversial Support of State Financial Officers Foundation

•	Wells Fargo has also attracted negative attention[29] for funding the State Financial Officers Foundation, which is attacking woke capitalism.[30]

•	A New York Times investigation revealed a coordinated effort by state treasurers being orchestrated by the State Financial Officers Foundation to use government muscle and public funds to punish companies trying to reduce greenhouse gases.[31]

Wells Fargo’s Trade Association Ties to American Legislative Exchange Council

•	While Wells Fargo no longer belongs[32] to the American Legislative Exchange Council (ALEC), it is still represented at ALEC by its trade associations. For example, the US Chamber sits on its Private Enterprise Advisory Council[33] and the American Bankers Association supported the 2022 ALEC annual meeting.[34]

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25 “Banking industry ‘dark money’ group boosts Toomey on local TV screens,” Pittsburg Gazette, Oct. 7, 2016, at: https://www.post-gazette.com/early-returns/erlocal/2016/10/07/Banking-industry-dark-money-group-boosts-Toomey-on-local-TV-screens/stories/201610070175.

26 https://www.bayareacouncil.org/member-companies/.

27 https://caltax.org/about/#who-we-are.

28 https://fpf.org/membership/advisory-board/.

29 “Republicans ride ESG backlash to state financial offices,” Roll Call, Nov. 17, 2022, at: https://rollcall.com/2022/11/17/republicans-ride-esg-backlash-to-state-financial-offices/.

30 “Republicans threaten Wall Street over climate positions,” Washington Post, July 12, 2022, at: https://www.washingtonpost.com/climate-environment/2022/07/12/republicans-threaten-wall-street-over-climate-positions/.

31 “How Republicans Are ‘Weaponizing’ Public Office Against Climate Action,” New York Times, Aug. 5, 2022, at: https://www.nytimes.com/2022/08/05/climate/republican-treasurers-climate-change.html.

32 “Merck and Wells Fargo Dump ALEC, while Duke Energy Holds Out,” PR Watch, Sept. 14, 2012, at: https://www.prwatch.org/news/2012/09/11740/merck-and-wells-fargo-dump-alec-while-duke-energy-holds-out.

33 “Coming soon in Ohio? ALEC releases new raft of model legislation,” Ohio Capital Journal, Sept. 6, 2023, at: https://ohiocapitaljournal.com/2023/09/06/coming-soon-in-ohio-alec-releases-new-raft-of-model-legislation/.

34 “State Legislators Gather in Georgia to Discuss Their Radical Right-Wing Agenda, Here Are the Corps Paying for the Event,” Documented, July 28, 2022, at: https://documented.net/investigations/heres-who-bankrolling-alec-2022-annual-meeting.

•	ALEC has been attacking “woke capitalism”[35] It has drafted two “anti-ESG” model legislation bills.[36] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. ALEC has also attracted attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results,[37] as well as promoting voter suppression[38] and critical race theory.[39]

4.	Wells Fargo Has Its Lobbying Information and Could Easily Report It to Shareholders

•	Wells Fargo claims that “the annual reporting requested by the proposal would require us to devote meaningful time and resources that could be better utilized to advance key priorities.”

•	This argument is disingenuous, as Wells Fargo is required to report its federal and state lobbying, including all indirect lobbying through its trade associations and social welfare groups, and has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If Wells Fargo has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.

•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Wells Fargo’s best interests.

The well-documented reputational risks of Wells Fargo’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, I believe that Wells Fargo’s current lobbying disclosures are inadequate to protect shareholder interests. I urge you to vote FOR Item 12, the shareholder proposal requesting an annual report on Wells Fargo’s lobbying expenditures.

Sincerely,

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35 “Abandoning Free Market and Liberty Principles, ALEC Takes on ‘Woke Capitalism,’ Bodily Autonomy, and More at Its Annual Meeting,” Center for Media and Democracy, July 27, 2022, at: https://www.exposedbycmd.org/2022/07/27/abandoning-free-market-and-liberty-principles-alec-takes-on-woke-capitalism-bodily-autonomy-and-more-at-its-annual-meeting/.

36 “ALEC Eyes Sweeping Government Blacklists,” Center for Media and Democracy, Nov. 10, 2022, at: https://www.exposedbycmd.org/2022/11/10/alec-eyes-sweeping-government-blacklists/.

37 “ALEC’s Numerous Ties to the Capitol Insurrection and ‘Big Lie,’” Center for Media and Democracy, Jan. 27, 2021, at: https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/.

38 “CMD Joins 300+ Groups in Call for Companies to Quit ALEC Over Voter Suppression Bills,” Center for Media and Democracy, June 14, 2021, at: https://www.exposedbycmd.org/2021/06/14/cmd-joins-300-groups-in-call-for-companies-to-quit-alec-over-voter-suppression-bills/.

39 “Critical Race Theory Gives Business Leaders Yet Another Reason to Quit ALEC,” Triple Pundit, July 21, 2021, at: https://www.triplepundit.com/story/2021/critical-race-theory-alec/725786.

John Chevedden

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.